CLICS

Business Summary


CLiCS

Introduction: CLICS is revolutionizing the $10 billion professional salon hair color market with the first Digital Hair Color Studio and pay-after-dispense "color as-a-service." CLICS' breakthrough platform service solves the top four salon hair color issues: cost, waste, inventory management and ecological damage. CLICS' groundbreaking offering is the result of an ambitious goal launched in 2016 to innovate across seven distinct technical disciplines.

Salon Pain: United States hair salons generated more than $45 billion in service revenue in 2019. Coloring is their anchor service. There are four significant issues with hair color that undermine the financial health of salons, impact service quality, that make hair color inventory management utterly painful and pollute our environment. CLICS solves all these problems! **Cost and Waste:** The average salon in CLICS' target market buys $30,000 to $100,000 per year in hair color. Hair color tube packaging causes waste of up to 30% that represents 20% to 40% of a typical salon's profits! CLICS patented technology eliminates waste, making salons more profitable. **Inventory Management:** Salons buy between 400 and 800 tubes of color per month. This requires continuous ordering as well as an ongoing outlay of cash. Salons have $5,000 to $20,000 tied up in hair color inventory. **Service Quality:** Market research indicates that stylists cannot find the tones they need as much as 44% of the time. This creates service quality issues because stylists must use substitute tones. Salons lose 21% of their clients each year. Hair color service quality is estimated to cause half of the losses. Mixing tubes of different tones limits creativity and consistency because hair color comes in premixed tubes of approximately one hundred tones. Mixing multiple tubes is unpredictable and can cause varying results. The limitation in color choice undermines the stylist's creative abilities, which are an important part of their identity. CLICS solves this problem as well, offering stylists an unlimited palette of colors they can create. **Ecology**: Each year millions of pounds of wasted color are entering our water systems and more than a billion unrecyclable tubes are going into landfills. CLICS's system eliminates waste, saving our water systems, and CLICS's canisters are made of recyclable aluminum!


CLiCS
Y
YELLOW
PROFESSIONAL
HAIR COLOR
245g / 8.6 OZ

CLICS' Solution: The seven technical disciplines CLICS has innovated across include reactive hair color chemistry, color packaging, robotic dispensing, mobile applications, optical color sensors, and AI based color prediction, all integrated into a service platform. CLICS service eliminates hair color waste, completely automates inventory ordering and unlocks the hair color space, allowing stylists to create millions of unique tones using CLICS' D*igital Hair Color Studio* mobile app.


CLICS
Recent Clients
All Clients

Management Information: CLICS mobile app also delivers previously unavailable information, giving salons service quality information that they have never had for their anchor service.

Recurring Revenue: CLICS' revenue comes from its industry first *mixable* line of MEA hair color. CLICS Colors™ line includes 23 tones, 3 developers and 3 additives. All are packaged in uniquely barcoded pressurized canisters. CLICS service platform includes ACH payments, allowing CLICS to offer *the first automated pay-after-dispense color-as-a-service*. Salons go cash flow positive and CLICS benefits from streamlined remittance.

IP/Competition: CLICS has received two fundamental patents and has four more patents-pending, including big data AI based custom color formulation. CLICS issued patents cover key direct-to-bowl dispensing and CLICS' "smart bowls" that use RFID tags, computerized dispensing and learning to eliminate waste. CLICS Colors formulas are trade secrets. CLICS' competitors are traditional professional salon hair color manufacturers including L'Oréal, Paul Mitchell and others.

Suppliers: CLICS has organized strategic supply relationships including hair color manufacturing and shipping, dispenser manufacturing, telecommunications services and automated ACH based payment collections. All suppliers are in place and operational and two of the suppliers have become strategic investors in CLICS. CLICS has over $4 million in inventory ready for sale.

Launch, Sales and Profits: CLICS sells its high margin hair color direct to salons that buy $25,000 or more in color per year, making each salon highly profitable even as the salons save money. CLICS launched at the end of December 2019. Revenue increased 491% in Q2 and will increase 2,100% in Q3 2020 because of CLICS having closed a six-figure contract for a strategic pilot program with one of the largest beauty companies in the world. CLICS has developed more than $8 million in demand from tradeshow marketing and online reservations on CLICS.com.

Team

Charles Brown, CEO, Charles helped build the first Internet system for the U.S. military as the representative of the University of Southern California – Information Sciences Institute to the USAF Strategic Air Command and DARPA. A veteran entrepreneur: Charles has developed platform services across several industries from financial services to nutraceuticals. Charles helped build the first commercial email service, MCIMail, and coinvented the first commercial VPN service, SafeNet. He merged Connective Strategies, Inc., with Information Resource Engineering, Inc. to create SafeNet. SafeNet was bought by the private equity firm Vectra Capital for $630 million.

Leilani Macedo, Founder and President has 30-years of experience as a Cosmetologist, Stylist, Colorist, Barber and Aveda Concept Salon and Spa owner/operator. Leilani developed the idea for CLICS having experienced all the pain described above. She recruited the first three members of CLICS' technical team, built a prototype and then recruited the company's CEO. Leilani guides CLICS' product development and is the architect of CLICS' line of colors, additives, developers, and lightener. Leilani is a key contributor and co-author of CLICS' issued and pending patents.

Greg Jasenovec, CFO, is a CPA and a repeat investor in CLICS. Greg co-founded and served as Senior Vice President and CFO of an international SaaS software company, Miro Technologies, as part of a management buyout from his prior firm. Miro Technologies sold to Boeing Corporation. Prior to that, Greg served as Group Controller for a London based conglomerate, Ampco Metal, where among other subsidiaries, Greg managed Miro Technologies. Greg's initial involvement with CLICS came as a Tech Coast Angel investor. Greg has a BS in Business from University of Wisconsin at Madison.

Jeffrey Ploetner, Engineering Director, has a Master's in Electrical and Computer Engineering from UC San Diego, where he specialized in computer vision and multimodal intelligent systems, robotics, and controls. Jeff received his Bachelor's in Electrical and Computer Engineering from UT Austin with highest honors. Jeff has filed over a dozen patent applications and has an Advanced Certificate in Technology Business Creation from UCSD. Jeff was instrumental in the creation of ecoATM's phone recycling system and business, which sold to CoinStar for $350 million.